Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-166185) on Form S-8 of CB Richard Ellis Realty Trust of our report dated June 25, 2009, with respect to the combined statement of assets, liabilities and partners’ capital and combined schedule of real estate related investments of CB Richard Ellis Strategic Partners Asia II, L.P. and CB Richard Ellis Strategic Partners Asia II-A, L.P., Cayman Islands exempted limited partnerships, as of December 31, 2008, and the related combined statements of operations, partners’ capital, and cash flows for the year then ended, which report appears in the December 31, 2010 annual report on Form 10-K of CB Richard Ellis Realty Trust.

/s/ KPMG

Hong Kong, China

March 30, 2011